EXHIBIT 99.1 THE ROUSE COMPANY LP, A SUBSIDIARY OF GENERAL GROWTH PROPERTIES,
INC.

Under the terms of an Indenture dated as of February 24, 1995, The Rouse Company LP ("TRCLP") was required to file with the SEC the annual and quarterly reports and other documents which TRCLP would be required to file as if it was subject to Section 13(a) or 15(d) of the Exchange Act, regardless of whether TRCLP was subject to such requirements. TRCLP is no longer required to file reports or other documents with the SEC under Section 13(a) or 15(d). Accordingly, in lieu of such filing, certain financial and other information related to TRCLP has been included as this exhibit 99.1 to the General Growth Properties, Inc. ("GGP") Form 10-K.

All references to numbered notes are to specific footnotes to the consolidated financial statements of TRCLP as included in this exhibit. The descriptions included in such notes are incorporated into the applicable response by reference. The following discussion should be read in conjunction with such consolidated financial statements and related notes. The terms "we," "us," and "our" in this exhibit may also be used to refer to TRCLP and its subsidiaries.

TRCLP (a Delaware limited partnership) is the successor company to The Rouse Company ("TRC"), which was incorporated as a business corporation under the laws of the State of Maryland in 1956. TRC was acquired by GGP on November 12, 2004, which resulted in TRCLP becoming a subsidiary of GGP, headquartered in Chicago, Illinois. GGP is a self-administered and self-managed Real Estate Investment Trust ("REIT"). GGP is a Delaware corporation and was organized in 1986.

MANAGEMENT'S SUMMARY

We operate our business in two segments: the Retail and Other segment and the Master Planned Communities segment. Our primary business (our Retail and Other segment) is the ownership, management, leasing and development of rental properties, primarily shopping centers. We also develop and sell land for residential, commercial and other uses in master planned communities
(our Master Planned Communities segment). Management believes the most significant operating factor affecting incremental revenues and cash flow and real estate net operating income is increased rents (either base rental revenue or overage rents) earned from tenants at our properties. These rental revenue increases are primarily achieved by re-leasing existing space at higher current rents, increasing occupancy which results in more space generating rent and increasing tenant sales which results in increased overage rents. The expansion and renovation of a property also results in increased cash flows and net income as a result of increased customer traffic, trade area penetration and improved competitive position of the property.

Our Retail and Other segment includes retail or mixed-use centers, and office buildings (the "Consolidated Retail Properties") and interests in retail or mixed-use properties, and office buildings through investments in Unconsolidated Real Estate Affiliates (the "Unconsolidated Retail Properties"). For the purposes of this exhibit, the Consolidated Retail Properties and the Unconsolidated Retail Properties are collectively referred to as our "Operating Property Portfolio."

Our Master Planned Communities segment includes the development and sale of residential and commercial land, primarily in large-scale projects in and around Columbia, Maryland; Summerlin (Las Vegas), Nevada; and Houston, Texas. We develop and sell finished and undeveloped land in such communities to builders and other developers for residential, commercial and other uses. In addition, our Master Planned Communities segment includes our interest in The Woodlands, a master planned community in the Houston, Texas metropolitan area. This project is classified in our Unconsolidated Real Estate Affiliates. Reference is made to Notes 2 and 5 for a further discussion of our investments in Unconsolidated Real Estate Affiliates.

We generally make all key strategic decisions for our consolidated properties. However, in connection with the unconsolidated properties, such strategic decisions are made with the respective stockholders, members or joint venture partners. GGP is also the asset manager for most of the Company Portfolio, executing the strategic decisions and overseeing the day-to-day property management functions, including operations, leasing, construction management, maintenance, accounting, marketing and promotional services. With respect to jointly owned properties, we generally conduct the management activities through one of our taxable REIT subsidiaries ("TRS").

During 2008, the global economy entered into a significant downturn. For the domestic retail market, the recession has resulted in sales declines, reduced margins and cash flows and, for some of our tenants, bankruptcies. This, in turn, has yielded revenue and occupancy declines at our properties, as a function of terminations, reduced demand for rental space, and reductions in rents that can be charged and collected. Concurrently, the new and replacement commercial lending market has come to a virtual standstill. Accordingly, we have been unable to refinance or repay a number of our existing loans which had scheduled 2008 maturities, triggering certain cross-default provisions on certain other financing arrangements. To temporarily forestall foreclosure or bankruptcy proceedings, we have entered into a number of short-term extension and forbearance agreements with our various lender groups (Note 1 - Liquidity). Such agreements have imposed lender operational oversight on our operations and, with respect to certain properties, have resulted in lender control of operational cash receipts. We have experienced reduced cashflows and increased borrowing costs. The potential for an adverse outcome to our current liquidity crisis raises substantial doubts as to our ability to continue as a going concern. We continue to work with our financial advisors and lender groups to reach a collectively satisfactory resolution of these liquidity and financing difficulties.

OVERVIEW

During 2008, we obtained approximately $1.6 billion of consolidated debt through new financings and refinancings. Proceeds from the issuances were used, in part, to repay approximately $1.2 billion of debt.

During 2008, in four separate transactions, we sold three office buildings and two office parks consisting of eight office buildings (Note 4) for an aggregate purchase price of approximately $145 million, including debt assumed of approximately $84 million, resulting in an aggregate gain of approximately $55.0 million.

Based on the results of our evaluations for impairment (Note 2), we recognized an impairment charge related to allocated goodwill of $32.8 million. We also recognized impairment charges of $5.4 million throughout 2008 related to the write down of various pre-development costs that were determined to be non-recoverable due to the related projects being terminated. We recognized similar impairment charges for pre-development projects in the amount of $0.9 million in 2007 and $1.1 million in 2006.

In 2008, we reached final settlements with the remaining insurance carriers related to our claim for incurred hurricane and/or vandalism damage in Louisiana. The settlement was for the third and final layer of insurance coverage at our Oakwood Center property pursuant to which we received a cumulative total of approximately $38 million, of which approximately $12.0 million was considered business interruption revenue or recovery of previously incurred expenses and approximately $26 million was recovery of incurred property damages.

Effective January 1, 2007, Rouse Property Management, Inc. ("RPMI"), a taxable REIT subsidiary of TRCLP, was merged into GGMI, a taxable REIT subsidiary (a "TRS") of GGPLP. Pursuant to SFAS No. 144, the operations of RPMI prior to the merger date have been reported as discontinued operations in the accompanying TRCLP financial statements.

In addition, effective March 31, 2007, through a series of transactions, a private REIT owned by General Growth Properties Limited Partnership ("GGPLP") was contributed to TRCLP and that additional TRS became a qualified REIT subsidiary of that private REIT ("the Private REIT/TRS Restructuring"). This Private REIT/TRS Restructuring resulted in approximately a $328.4 million decrease in our net deferred tax liabilities, an approximate $7.4 million increase in our current taxes payable and an approximate $321.0 million income tax benefit related to the properties now owned by the private REIT.

MANAGEMENT'S DISCUSSION OF TRCLP OPERATIONS AND LIQUIDITY

REVENUES

Tenant rents (which includes minimum rents, tenant recoveries, and overage rents) decreased by $4.1 million in 2008 primarily due to a $7.4 million decrease in overage rents and a $1.9 million decrease in straight line rent revenue. The decrease in overage rent is primarily due to a decrease in comparable tenant sales primarily related to The Grand Canal Shoppes and South Street Seaport. These decreases were partially offset by a $2.2 million increase in minimum rents and a $1.1 million increase in tenant recoveries. As discussed in Note 11 to the TRCLP consolidated financial statements, we reached final settlements with the remaining insurance carriers related to our claim for incurred hurricane and/or vandalism damage in Louisiana. Such settlements yielded the recognition of

$8.4 million in additional minimum rents. Such increase was partially offset by the reduction in rent due to the sale of three office buildings and two office parks in 2008.

These increases in revenue were more than offset by a $79.1 million decrease in land sales. The decrease in land sales in 2008 was the result of a significant reduction in sales volume at our Summerlin and Bridgeland residential communities.

OPERATING EXPENSES

Operating expenses decreased by $145.1 million in 2008 due primarily to the following factors. Land sales operations expense decreased by $53.3 million as a result of decreased land activity discussed above. Provisions for impairment decreased by $90.3 million. Based on the most currrent information available to us, we recognized impairment charges related to allocated goodwill of $32.8 million and related to the write down of various pre-development costs that were determined to be non-recoverable of $5.4 million throughout 2008. A 50 basis point increase in the capitalization rates used to estimate fair value would have resulted in a $53.6 million increase in the goodwill impairment recognized. In 2007, we recognized an impairment charge of $127.6 related to our Maryland MPC communities. Property operating costs decreased $11.7 million in 2008 primarily as a result of reductions in repairs and maintenance and marketing offset somewhat by increased real estate taxes.

INTEREST EXPENSE

The increase in interest expense is primarily due to higher debt balances at December 31, 2008 compared to December 31, 2007, that was primarily the result of the new multi property financing and/or re-financings and extensions in the second half of 2008. This financing activity resulted in significant increases in interest rates and loan fees.

(PROVISION FOR) BENEFIT FROM INCOME TAXES

The increase in (provision for) benefit from income taxes in 2008 was primarily attributable to tax benefit received in 2007 related to an internal restructuring of certain of our operating properties that were previously owned by a TRS and the tax benefit related to the provision for impairment at our master planned communities in 2007.

CASH POSITION AND LIQUIDITY AT DECEMBER 31, 2008

TRCLP's cash and cash equivalents increased $1.7 million to $25.4 million as of December 31, 2008. The cash position of TRCLP is largely determined at any point in time by the relative short-term demands for cash by TRCLP and GGP.

Since the third quarter of 2008, liquidity has been our primary issue. As of December 31, 2008, we had approximately $25 million of cash on hand. As of February 26, 2009, we have $761 million in past due debt and an additional $570 million of debt that could be accelerated by our lenders as discussed below.

The $650 million mortgage loan secured by our Fashion Show shopping center and the $250 million mortgage loan secured by GGP's The Shoppes at the Palazzo shopping center (the "Fashion Show/Palazzo Loans") matured on November 28, 2008. As neither GGP nor we were able to extend, repay or refinance these loans, on December 16, 2008, GGP and certain of its subsidiaries, including Fashion Show Mall LLC, entered into forbearance and waiver agreements with respect to these loan agreements, which expired on February 12, 2009. As of February 26, 2009, we are in default with respect to these loans, but the lenders have not commenced foreclosure proceedings with respect to these properties. GGP's $225 million Short Term Secured Loan (TRCLP portion is approximately $111 million) which matured on February 1, 2009 is also past due. A $95 million mortgage loan secured by the Oakwood Center, with an original scheduled maturity date of February 9, 2009, was extended to March 16, 2009.

The maturity date of each of GGP's 2006 Credit Facility and the Secured Portfolio Facility could be accelerated by our lenders. As a result of the maturity of the Fashion Show/Palazzo Loans and certain ohter events, GGP and certain of its subsidiaries entered into forbearance agreements in December 2008 relating to each of the 2006 Credit Facility and the Secured Portfolio Facility.

Pursuant and subject to the terms of the forbearance agreement related to the 2006 Credit Facility, the lenders agreed to waive certain identified events of default under the 2006 Credit Facility and forbear from exercising certain of the lenders' default related rights and remedies with respect to such identified defaults until January 30, 2009. These defaults included, among others, the failure to timely repay the Fashion Show/Palazzo Loans. Without acknowledging the existence or validity of the identified defaults, GGP agreed that, during the forbearance period, without the consent of the lenders required under the 2006 Credit Facility and subject to certain "ordinary course of business" exceptions, it would not enter into any transaction that would result in a change in control, incur any indebtedness, dispose of any assets or issue any capital stock for other than fair market value, make any redemption or restricted payment, purchase any subordinated debt, or amend the CSA. In addition, GGP agreed that investments in TRCLP and its subsidiaries would not be made by non-TRCLP subsidiaries and their other subsidiaries, subject to certain ordinary course of business exceptions. GGP also agreed that certain proceeds received in connection with financings or capital transactions would be retained by the Company subsidiary receiving such proceeds. Finally, the forbearance agreement modified the 2006 Credit Facility to eliminate the obligation of the lenders to provide additional revolving credit borrowings, letters of credit and the option to extend the term of the 2006 Credit Facility.

On January 30, 2009, GGP amended and restated the forbearance agreement relating to its 2006 Credit Facility. Pursuant and subject to the terms of the amended and restated forbearance agreement, the lenders agreed to extend the period during which they would forbear from exercising certain of their default related rights and remedies with respect to certain identified defaults from January 30, 2009 to March 15, 2009. Without acknowledging or confirming the existence or occurrence of the identified defaults, GGP agreed to extend the covenants and restrictions contained in the original forbearance agreement and also agreed to certain additional covenants during the extended forbearance period. Certain termination events were added to the forbearance agreement, including foreclosure on certain potential mechanics liens prior to March 15, 2009 and certain cross defaults in respect of six loan agreements relating to the mortgage loans secured by each of the Oakwood, the Fashion Show/Palazzo and Jordan Creek shopping centers as well as certain additional portfolios of properties.

Pursuant and subject to the terms of the forbearance agreement related to the Secured Portfolio Facility, the lenders agreed to waive certain identified events of default under the Secured Portfolio Facility and forbear from exercising certain of the lenders' default related rights and remedies with respect to such identified defaults until January 30, 2009. These defaults included, among others, the failure to timely repay the Fashion Show/Palazzo Loans. On January 30, 2009, GGP amended and restated the forbearance agreement relating to the Secured Portfolio Facility.

Pursuant and subject to the terms of the amended and restated forbearance agreement, the lenders agreed to waive certain identified events of default under the Secured Portfolio Facility and agreed to extend the period during which they would forbear from exercising certain of their default related rights and remedies with respect to certain identified defaults from January 30, 2009 to March 15, 2009. GGP and the subsidiaries party to the amended and restated forebearance agreement, did not acknowledge the existence or validity of the identified defaults.

As a condition to the lenders agreeing to enter into the forbearance agreements, GGP agreed to pay the lenders certain fees and expenses, including an extension fee to the lenders equal to five (5) basis points of the outstanding loan balance under the 2006 Credit Facility and Secured Portfolio Facility in connection with the amendment and restatement of the forbearance agreements relating to such loan facilities.

The expiration of these forbearance agreements permitted the lenders under GGP's 2006 Credit Facility and the Secured Portfolio Facility to elect to terminate the forbearance agreements related to those loan facilities. However, as of February 26, 2009, we have not received notice of any such termination, which is required under the terms of these forbearance agreements.

In addition, we have $999 million of property specific mortgage loans scheduled to mature in the remainder of 2009. We have significant accounts payable and liens on our assets and the imposition of additional liens may occur.

A total of $595 million of unsecured bonds issued by TRCLP are scheduled to mature on March 15, 2009 and April 30, 2009. Failure to pay these bonds at maturity, or a default under certain of our other debt, would constitute a default under these and other unsecured bonds issued by TRCLP having an aggregate outstanding balance of $2.25 billion as of December 31, 2008.

 GGP and we do not have, and will not have, sufficient liquidity to make the principal payments on maturing or accelerated loans or pay our past due payables. GGP and we will not have sufficient liquidity to repay any outstanding loans and other obligations unless we are able to refinance, restructure, amend or otherwise replace the Fashion Show/Palazzo Loans, the 2006 Credit Facility, Secured Portfolio Facility, other mortgage loans maturing in 2009 and the unsecured bonds issued by TRCLP which are due in 2009.

Our liquidity is also dependent on cash flows from operations, which are affected by the severe weakening of the economy. The downturn in the domestic retail market has resulted in reduced tenant sales and increased tenant bankruptcies, which in turn affects our ability to generate rental revenue. In addition, the rapid and deep deterioration of the housing market, with new housing starts currently at a fifty year low, negatively affects our ability to generate income through the sale of residential land in our master planned communities

GGP and TRCLP have undertaken a review of all strategic and financing alternatives available to the Company. GGP has a continuing dialog with its syndicates of lenders for its 2006 Credit Facility and Secured Portfolio Facility. GGP has also initiated conversations with the holders of the TRLCP bonds. Our ability to continue as a going concern is dependent upon our ability to refinance, extend or otherwise restructure our debt, and there can be no assurance that we will be able to do so. GGP and TRCLP have retained legal and financial advisors to help us implement a restructuring plan. Any such restructuring may be required to occur under court supervision pursuant to a voluntary bankruptcy filing under Chapter 11 of the U.S. Bankruptcy Code. Our independent auditors have included an explanatory paragraph in their report expressing substantial doubt as to our ability to continue as a going concern.

                              THE ROUSE COMPANY LP
                 A SUBSIDIARY OF GENERAL GROWTH PROPERTIES, INC.
                 INDEX TO CONSOLIDATED FINANCIAL STATEMENTS AND
                    CONSOLIDATED FINANCIAL STATEMENT SCHEDULE

                                                                                              Page
                                                                                             Number
CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm                                       T-7
Consolidated Balance Sheets as of December 31, 2008 and 2007                                  T-8
Consolidated Statements of Operations and Comprehensive Income for the Years Ended
     December 31, 2008, 2007 and 2006                                                         T-9
Consolidated Statements of Partners' Capital for the Years Ended
     December 31, 2008, 2007 and 2006                                                        T-10
Consolidated Statements of Cash Flows for the Years Ended December 31, 2008, 2007 and 2006   T-11
Notes to Consolidated Financial Statements                                                   T-13
     Note 1       Organization                                                               T-13
     Note 2       Summary of Significant Accounting Policies                                 T-15
     Note 3       Acquisitions and Intangibles                                               T-21
     Note 4       Discontinued Operations and Gains (Losses) on Dispositions of
                  Interests in Operating Properties                                          T-21
     Note 5       Unconsolidated Real Estate Affiliates                                      T-22
     Note 6       Mortgages, Notes and Loans Payable                                         T-26
     Note 7       Income Taxes                                                               T-27
     Note 8       Rentals under Operating Leases                                             T-30
     Note 9       Transactions with Affiliates                                               T-31
     Note 10      Other Assets and Liabilities                                               T-31
     Note 11      Commitments and Contingencies                                              T-32
     Note 12      Recently Issued Accounting Pronouncements                                  T-33

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Partners of
The Rouse Company LP
Chicago, Illinois

We have audited the accompanying consolidated balance sheets of The Rouse Company LP and subsidiaries (the "Company") as of December 31, 2008 and 2007, and the related consolidated statements of operations and comprehensive income, partners' capital, and cash flows for each of the three years in the period ended December 31, 2008. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of The Rouse Company LP and subsidiaries as of December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 7 to the consolidated financial statements, on January 1, 2007, the Company adopted Financial Accounting Standards Board Interpretation No. 48, Accounting for Uncertainty in Income Taxes.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, as of February 26, 2009, the Company has $761 million in past due debt, an additional $570 million of debt that could be accelerated by its lenders, and $1.59 billion in other debt scheduled to mature in 2009. The lenders associated with certain of these loan agreements have entered into forbearance and waiver agreements with the Company. The forbearance and waiver agreements associated with the $650 million mortgage loan secured by the Fashion Show Shopping Center and the General Growth Properties, Inc. ("GGP") $250 million mortgage loan secured by The Shoppes at the Palazzo shopping center expired on February 12, 2009. The expiration of these forbearance agreements permits the lenders under GGP's 2006 Credit Facility and the 2008 Secured Portfolio Facility to terminate the existing forbearance agreements related to these loan facilities. Borrowings under these facilities aggregated $4.09 billion as of February 26, 2009. However, as of February 26, 2009, the Company has not received notice of any such termination, as required by the terms of such forbearance agreements. These matters, which could result in the Company seeking legal protection from its lenders, raise substantial doubt about the Company's ability to continue as a going concern. Management's plans concerning these matters are also discussed in Note 1 to the consolidated financial statements. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.



/s/ Deloitte & Touche LLP


Chicago, Illinois
February 26, 2009

                    The Rouse Company L.P. and Subsidiaries
                 A Subsidiary of General Growth Properties, Inc.
                           CONSOLIDATED BALANCE SHEETS

                                                                                               December 31,
                                                                                       ----------------------------
                                                                                            2008          2007
                                                                                       ------------    ------------
                                                                                          (Dollars in thousands)
ASSETS:
Investment in real estate:
   Land                                                                                $  1,584,843    $  1,556,115
   Buildings and equipment                                                               11,086,224      11,040,398
   Less accumulated depreciation                                                         (1,595,974)     (1,318,032)
   Developments in progress                                                                 476,472         291,643
                                                                                       ------------    ------------
     Net property and equipment                                                          11,551,565      11,570,124
   Investment in and loans to/from Unconsolidated Real Estate Affiliates                  1,470,328       1,377,634
   Investment land and land held for development and sale                                 1,698,405       1,639,372
                                                                                       ------------    ------------
     Net investment in real estate                                                       14,720,298      14,587,130
Cash and cash equivalents                                                                    25,411          23,679
Accounts and notes receivable, net                                                          154,578         155,950
Goodwill                                                                                    340,291         385,683
Deferred expenses, net                                                                      135,556         106,028
Prepaid expenses and other assets                                                           606,589         622,645
                                                                                       ------------    ------------
        Total assets                                                                   $ 15,982,723    $ 15,881,115
                                                                                       ============    ============
LIABILITIES AND PARTNERS' CAPITAL:

Mortgages, notes and loans payable                                                     $  9,697,848    $  9,455,727
Investment in and loans to/from Unconsolidated Real Estate Affiliates                        25,048          25,632
Deferred tax liabilities                                                                    861,399         854,000
Accounts payable and accrued expenses                                                       570,473         623,098
                                                                                       ------------    ------------
        Total liabilities                                                                11,154,768      10,958,457
                                                                                       ------------    ------------
Minority interests                                                                           20,196           3,983

Commitments and contingencies                                                                    --              --

Partners' capital:

   Partners' capital                                                                      9,028,681       8,934,378
   Accumulated other comprehensive loss                                                        (418)           (419)
                                                                                       ------------    ------------
     Total partners' capital, before receivable from General Growth Properties, Inc.      9,028,263       8,933,959
   Receivable from General Growth Properties, Inc.                                       (4,220,504)     (4,015,284)
                                                                                       ------------    ------------
     Total partners' capital                                                              4,807,759       4,918,675
                                                                                       ------------    ------------
        Total liabilities and partners' capital                                        $ 15,982,723    $ 15,881,115
                                                                                       ============    ============


The accompanying notes are an integral part of these consolidated financial statements.

                     The Rouse Company L.P. and Subsidiaries
                 A Subsidiary of General Growth Properties, Inc.
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                            AND COMPREHENSIVE INCOME
                             (Dollars in thousands)

                                                                        Year Ended December 31,
                                                               -----------------------------------------
                                                                   2008           2007           2006
                                                               -----------    -----------    -----------
Revenues:
   Minimum rents                                               $   881,150    $   878,975    $   862,666
   Tenant recoveries                                               396,242        395,118        385,800
   Overage rents                                                    34,377         41,804         36,165
   Land sales                                                       66,557        145,649        424,516
   Management and other fees                                         1,541            686            664
   Other                                                            56,611         59,766         52,372
                                                               -----------    -----------    -----------
     Total revenues                                              1,436,478      1,521,998      1,762,183
                                                               -----------    -----------    -----------
Expenses:
   Real estate taxes                                               113,297        108,608        106,497
   Repairs and maintenance                                          99,611        103,005        102,733
   Marketing                                                        16,192         22,042         18,872
   Other property operating expenses                               211,977        219,134        202,108
   Land sales operations                                            63,441        116,708        316,453
   Provisions for impairment                                        38,174        128,480          1,061
   Property management and other costs                              65,483         63,600         61,271
   Provision for doubtful accounts                                   5,241          2,287         18,071
   Depreciation and amortization                                   341,451        336,071        396,418
                                                               -----------    -----------    -----------
     Total expenses                                                954,867      1,099,935      1,223,484
                                                               -----------    -----------    -----------
   OPERATING INCOME                                                481,611        422,063        538,699

Interest income                                                     12,027          3,673          5,884
Interest expense                                                  (512,773)      (443,520)      (424,515)
                                                               -----------    -----------    -----------
   INCOME (LOSS) BEFORE INCOME TAXES, MINORITY INTERESTS AND
     EQUITY IN INCOME OF UNCONSOLIDATED AFFILIATES                 (19,135)       (17,784)       120,068
(Provision for) benefit from income taxes                          (17,555)       307,181        (87,968)
Minority interests                                                  (1,451)        (1,355)        (4,656)
Equity in income of unconsolidated affiliates                       59,618        107,174         48,484
                                                               -----------    -----------    -----------
   INCOME FROM CONTINUING OPERATIONS                                21,477        395,216         75,928
Discontinued operations                                             55,044             --         (1,224)
                                                               -----------    -----------    -----------
   NET INCOME                                                       76,521        395,216         74,704
Other items of comprehensive income (loss):
   Unrealized losses on available-for-sale securities                   (7)           (44)          (328)

   Net unrealized gains (losses) on financial instruments                8           (366)          (558)
                                                               -----------    -----------    -----------
   Total other comprehensive income (loss)                               1           (410)          (886)
                                                               -----------    -----------    -----------
COMPREHENSIVE INCOME, NET                                      $    76,522    $   394,806    $    73,818
                                                               ===========    ===========    ===========

The accompanying notes are an integral part of these consolidated financial statements.

                     The Rouse Company L.P. and Subsidiaries
                 A Subsidiary of General Growth Properties, Inc.
                  CONSOLIDATED STATEMENTS OF PARTNERS' CAPITAL

                                                                      Accumulated
                                                                          other        Receivable from
                                                                      comprehensive    General Growth
                                                  Partners' Capital   income (loss)   Properties, Inc.      Total
                                                  -----------------   -------------   ----------------   ------------
                                                                         (Dollars in thousands)
BALANCE AT JANUARY 1, 2006                              $ 8,484,048          $  877       $ (2,392,216)  $  6,092,709

Net income                                                   74,704              --                 --         74,704
Other comprehensive loss                                         --            (886)                --           (886)
Distribution of Augusta Mall to General
   Growth Properties, Inc.                                 (113,965)             --                 --       (113,965)
Receivable from General Growth Properties, Inc.                  --              --         (1,211,081)    (1,211,081)
Tax expense from stock options                                  (10)             --                 --            (10)
                                                        -----------          ------       ------------   ------------
BALANCE AT DECEMBER 31, 2006                              8,444,777              (9)        (3,603,297)     4,841,471


Cumulative effect of adoption of FIN 48                      (6,378)             --                 --         (6,378)
                                                        -----------          ------       ------------   ------------
ADJUSTED BALANCE AT JANUARY 1, 2007                       8,438,399              (9)        (3,603,297)     4,835,093

Net income                                                  395,216              --                 --        395,216
Other comprehensive loss                                         --            (410)                --           (410)
Receivable from General Growth Properties, Inc.                  --              --           (411,987)      (411,987)
Capital contribution from GGPLP                             100,000              --                 --        100,000
Tax benefit from stock options                                  763              --                 --            763
                                                        -----------          ------       ------------   ------------
BALANCE AT DECEMBER 31, 2007                              8,934,378            (419)        (4,015,284)     4,918,675

Net income                                                   76,521              --                 --         76,521
Other comprehensive income                                       --               1                 --              1
Receivable from General Growth Properties, Inc.                  --              --           (205,220)      (205,220)
Capital contribution from GGPLP                              18,000              --                 --         18,000
Tax (expense) benefit from stock options                       (218)             --                 --           (218)
                                                        -----------          ------       ------------   ------------
BALANCE AT DECEMBER 31, 2008                            $ 9,028,681          $ (418)      $ (4,220,504)  $  4,807,759
                                                        ===========          ======       ============   ============

The accompanying notes are an integral part of these consolidated financial statements.

                     The Rouse Company L.P. and Subsidiaries
                 A Subsidiary of General Growth Properties, Inc.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (In thousands)

                                                                           Year ended December 31,
                                                                    -------------------------------------
                                                                       2008          2007         2006
                                                                    ----------    ----------    ---------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income                                                          $   76,521    $  395,216    $  74,704
Adjustments to reconcile net income to net cash provided by
   operating activities:
   Depreciation and amortization, including discontinued
     operations                                                        341,451       336,071      397,940
   Minority interests, including discontinued operations                 1,451         1,355        4,642
   Equity in income of Unconsolidated Real Estate Affiliates           (59,618)     (107,174)     (48,765)
   Operating distributions received from Unconsolidated Real
     Estate Affiliates                                                  30,702        75,804       41,790
   Gains on dispositions                                               (55,044)           --           --
   Provisions for impairment                                            38,174       127,600           --
   Participation expense pursuant to Contingent Stock Agreement          2,849        31,884      110,740
   Land development and acquisition expenditures                      (104,591)     (173,989)    (200,367)
   Cost of land sales                                                   24,516        48,794      175,184
   Provision for doubtful accounts, including discontinued
     operations                                                          5,241         2,287       18,209
   Deferred income taxes, including tax restructuring benefit            4,429      (375,285)       53,469
   Straight-line rent amortization                                     (13,349)      (14,044)     (25,702)
   Amortization of intangibles other than in-place leases                3,194         2,182       (5,091)
   Amortization of debt market rate adjustment and other non-cash
     interest expense                                                    2,562       (29,508)     (30,290)
   Net changes:
     Accounts and notes receivable                                       9,198       (17,880)     (18,901)
     Prepaid expenses and other assets                                  (9,904)       23,100        4,396
     Accounts payable, accrued expenses and other liabilities          (23,967)      (34,445)     (94,715)
   Other, net                                                           (4,166)       23,986       12,611
                                                                    ----------    ----------    ---------
Net cash provided by operating activities                              269,649       315,954      469,854
                                                                    ----------    ----------    ---------
CASH FLOWS FROM INVESTING ACTIVITIES:
Development of real estate and improvements and additions
   to properties                                                      (407,698)     (307,514)    (226,307)
Proceeds from sale of investment properties                             72,958           500       23,117
Distributions received from Unconsolidated Real Estate Affiliates
   in excess of income                                                  11,589       110,326       27,099
Increase in investments in Unconsolidated Real Estate Affiliates       (75,695)      (20,332)     (35,572)
(Increase) Decrease in restricted cash                                  (6,429)         3,627       21,128
Collection of long-term notes receivable                                    --            --        4,822
Other, net                                                              20,282        22,805       35,608
                                                                    ----------    ----------    ---------
   Net cash used in investing activities                              (384,993)     (190,588)    (150,105)
                                                                    ----------    ----------    ---------

The accompanying notes are an integral part of these consolidated financial statements.

                     The Rouse Company L.P. and Subsidiaries
                 A Subsidiary of General Growth Properties, Inc.
                CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)
                                 (In thousands)

                                                                            Year ended December 31,
                                                                  ------------------------------------------
                                                                      2008           2007          2006
                                                                  ------------    ----------    ------------
CASH FLOWS FROM FINANCING ACTIVITIES:

Proceeds from issuance of mortgages, notes and loans payable         1,590,783       846,000       2,058,183
Principal payments on mortgages, notes and loans payable            (1,246,027)     (689,711)     (1,073,919)
Advances to General Growth Properties, Inc.                           (220,753)     (418,797)     (1,295,677)
Capital contribution from GGPLP                                         18,000       100,000              --
Deferred financing costs                                               (39,138)       (1,811)        (10,005)
Contributions of (distributions to) minority interest partners          14,762        (2,255)         (3,988)
Other, net                                                                (551)         (529)         (3,283)
                                                                  ------------    ----------    ------------
   Net cash provided by (used in) financing activities                 117,076      (167,103)       (328,689)
                                                                  ------------    ----------    ------------
   Net change in cash and cash equivalents                               1,732       (41,737)         (8,940)
Cash and cash equivalents at beginning of period                        23,679        65,416          74,356
                                                                  ------------    ----------    ------------
Cash and cash equivalents at end of period                        $     25,411    $   23,679    $     65,416
                                                                  ============    ==========    ============

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
   Interest paid                                                  $    551,947    $  533,594    $    503,473
   Interest capitalized                                                 41,359        54,799          47,702
   Income taxes paid                                                    37,028        89,455          32,435

SCHEDULE OF NONCASH INVESTING AND FINANCING ACTIVITIES:
   Change in accrued capital expenditures incurred in accounts
     payable and accrued expenses                                 $     25,595    $  (16,001)   $     32,931
   Debt assumed by purchasers of land and other assets                  84,000         2,623           5,640
   Tax benefit (expense) related to nonqualified stock options
     exercised                                                            (218)          763             (10)
   Transfer of deferred compensation and retirement accounts
     from TRCLP to GGMI                                                     --            --          20,062
   Distribution of Augusta Mall from TRCLP to GGPLP                         --            --         113,965


The accompanying notes are an integral part of these consolidated financial statements.

                    The Rouse Company L.P. and Subsidiaries
                 A Subsidiary of General Growth Properties, Inc.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 ORGANIZATION

GENERAL

The Rouse Company LP (the successor to The Rouse Company) ("TRC"), ("we," "TRCLP" or "us") is a limited partnership and subsidiary of General Growth Properties, Inc ("GGP"). Through our subsidiaries and affiliates, we operate, manage, develop and acquire retail and other rental properties located throughout the United States and develop and sell land for residential, commercial and other uses primarily in long-term master planned communities. The operating properties consist of retail centers, office and industrial buildings and mixed-use and other properties. The retail centers are primarily regional shopping centers in suburban market areas, but also include specialty marketplaces in certain downtown areas and several community retail centers. The office and industrial properties are located primarily in the Baltimore-Washington and Las Vegas markets or are components of large-scale mixed-use properties (which include retail, parking and other uses) located in other urban markets. Land development and sales operations are predominantly related to large scale, long-term community development projects in and around Columbia, Maryland; Summerlin, Nevada; and Houston, Texas.

In this report, we refer to our ownership interests in majority owned or controlled properties as "Consolidated Properties," to our ownership interests in joint ventures in which we own a non-controlling interest as "Unconsolidated Real Estate Affiliates" and the properties owned by such joint ventures as the "Unconsolidated Properties." Our "Company Portfolio" includes both our Consolidated Properties and our Unconsolidated Properties.

LIQUIDITY

Since the third quarter of 2008, liquidity has been our primary issue. As of December 31, 2008, we had approximately $25 million of cash on hand. As of February 26, 2009, we have $761 million in past due debt and an additional $570 million of debt that could be accelerated by our lenders.

The $650 million mortgage loan secured by our Fashion Show shopping center and the $250 million mortgage loan secured by GGP's The Shoppes at the Palazzo shopping center (the "Fashion Show/Palazzo Loans") matured on November 28, 2008. As neither GGP nor we were able to extend, repay or refinance these loans, on December 16, 2008, GGP and certain of its subsidiaries, including Fashion Show Mall LLC, entered into forbearance and waiver agreements with respect to these loan agreements, which expired on February 12, 2009. As of February 26, 2009, we are in default with respect to these loans, but the lenders have not commenced foreclosure proceedings with respect to these properties. GGP's $225 million Short Term Secured Loan (TRCLP portion is approximately $111 million) which matured on February 1, 2009 is also past due. A $95 million mortgage loan secured by the Oakwood Center, with an original scheduled maturity date of February 9, 2009, was extended to March 16, 2009.

The maturity date of each of GGP's 2006 Credit Facility and the Secured Portfolio Facility could be accelerated by our lenders. As a result of the maturity of the Fashion Show/Palazzo Loans and certain other events, GGP and certain of its subsidiaries entered into forbearance agreements in December 2008 relating to each of the 2006 Credit Facility and the Secured Portfolio Facility.

Pursuant and subject to the terms of the forbearance agreement related to the 2006 Credit Facility, the lenders agreed to waive certain identified events of default under the 2006 Credit Facility and forbear from exercising certain of the lenders' default related rights and remedies with respect to such identified defaults until January 30, 2009. These defaults included, among others, the failure to timely repay the Fashion Show/Palazzo Loans. Without acknowledging the existence or validity of the identified defaults, GGP agreed that, during the forbearance period, without the consent of the lenders required under the 2006 Credit Facility and subject to certain "ordinary course of business" exceptions, it would not enter into any transaction that would result in a change in control, incur any indebtedness, dispose of any assets or issue any capital stock for other than fair market value, make any redemption or restricted payment, purchase any subordinated debt, or amend the CSA. In addition, GGP agreed that investments in TRCLP and its subsidiaries would not be made by non-TRCLP subsidiaries and their other subsidiaries, subject to certain ordinary course of business exceptions. GGP also agreed that certain proceeds received in connection with financings or capital transactions would be retained by the Company subsidiary receiving such proceeds. Finally, the forbearance agreement modified the 2006 Credit Facility to eliminate the obligation of the lenders to provide additional revolving credit borrowings, letters of credit and the option to extend the term of the 2006 Credit
Facility.

On January 30, 2009, GGP amended and restated the forbearance agreement relating to its 2006 Credit Facility. Pursuant and subject to the terms of the amended and restated forbearance agreement, the lenders agreed to extend the period during which they would forbear from exercising certain of their default related rights and remedies with respect to certain identified defaults from January 30, 2009 to March 15, 2009. Without acknowledging or confirming the existence or occurrence of the identified defaults, GGP agreed to extend the covenants and restrictions contained in the original forbearance agreement and also agreed to certain additional covenants during the extended forbearance period. Certain termination events were added to the forbearance agreement, including foreclosure on certain potential mechanics liens prior to March 15, 2009 and certain cross defaults in respect of six loan agreements relating to the mortgage loans secured by each of the Oakwood, the Fashion Show/Palazzo and Jordan Creek shopping centers as well as certain additional portfolios of properties.

Pursuant and subject to the terms of the forbearance agreement related to the Secured Portfolio Facility, the lenders agreed to waive certain identified events of default under the Secured Portfolio Facility and forbear from exercising certain of the lenders' default related rights and remedies with respect to such identified defaults until January 30, 2009. These defaults included, among others, the failure to timely repay the Fashion Show/Palazzo Loans. On January 30, 2009, GGP amended and restated the forbearance agreement relating to the Secured Portfolio Facility.

Pursuant and subject to the terms of the amended and restated forbearance agreement, the lenders agreed to waive certain identified events of default under the Secured Portfolio Facility and agreed to extend the period during which they would forbear from exercising certain of their default related rights and remedies with respect to certain identified defaults from January 30, 2009 to March 15, 2009. GGP and the subsidiaries party to the amended and restated forbearance agreement did not acknowledge the existence or validity of the identified defaults.

As a condition to the lenders agreeing to enter into the forbearance agreements, GGP agreed to pay the lenders certain fees and expenses, including an extension fee to the lenders equal to five (5) basis points of the outstanding loan balance under the 2006 Credit Facility and Secured Portfolio Facility in connection with the amendment and restatement of the forbearance agreements relating to such loan facilities.

The expiration of the Fashion Show/Palazzo loan forbearance agreements permitted the lenders under GGP's 2006 Credit Facility and the Secured Portfolio Facility to elect to terminate the forbearance agreements related to those loan facilities. However, as of February 26, 2009, we have not received notice of any such termination, which is required under the terms of these forbearance agreements.

In addition, we have $999 million of property specific mortgage loans scheduled to mature in the remainder of 2009. We have significant accounts payable and liens on our assets and the imposition of additional liens may occur.

A total of $595 million of unsecured bonds issued by TRCLP are scheduled to mature on March 15, 2009 and April 30, 2009. Failure to pay these bonds at maturity, or a default under certain of our other debt, would constitute a default under these and other unsecured bonds issued by TRCLP having an aggregate outstanding balance of $2.25 billion as of December 31, 2008.

GGP and we do not have, and will not have, sufficient liquidity to make the principal payments on maturing or accelerated loans or pay our past due payables. We will not have sufficient liquidity to repay any outstanding loans and other obligations unless we are able to refinance, restructure, amend or otherwise replace the Fashion Show/Palazzo Loans, its 2006 Credit Facility, Secured Portfolio Facility, other mortgage loans maturing in 2009 and the unsecured bonds issued by TRCLP which are due in 2009.

Our liquidity is also dependent on cash flows from operations, which are affected by the severe weakening of the economy. The downturn in the domestic retail market has resulted in reduced tenant sales and increased tenant bankruptcies, which in turn affects our ability to generate rental revenue. In addition, the rapid and deep deterioration of the housing market, with new housing starts currently at a fifty year low, negatively affects our ability to generate income through the sale of residential land in our master planned communities.

GGP and we have undertaken a comprehensive examination of all of the financial and strategic alternatives to generate capital from a variety of sources, including, but not limited to, both core and non-core asset sales, the sale of joint venture interests, a corporate level capital infusion, and/or strategic business combinations. Given the continued weakness of the retail and credit markets, there can be no assurance that we can obtain further extensions or refinance our existing debt or obtain the additional capital necessary to satisfy our short term cash needs. In the event that GGP or we are unable to extend or refinance our debt or obtain additional capital on a timely basis, we will be required to take further steps to acquire the funds necessary to satisfy our short term cash needs, including seeking legal protection from our creditors. Our potential inability to address our past due and future debt maturities raise substantial doubts as to our ability to continue as a going concern. The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America applicable to a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. Accordingly, our consolidated financial statements do not reflect any adjustments related to the recoverability of assets and satisfaction of liabilities that might be necessary should we be unable to continue as a going concern.

PRIVATE REIT/TRS RESTRUCTURING

Effective January 1, 2007, Rouse Property Management, Inc. ("RPMI"), a taxable REIT subsidiary of TRCLP, was merged into GGMI, a taxable REIT subsidiary of GGPLP. Pursuant to SFAS No. 144, the operations of RPMI prior to the merger date have been reported as discontinued operations in the accompanying TRCLP financial statements.

In addition, effective March 31, 2007, through a series of transactions, a private REIT owned by General Growth Properties Limited Partnership ("GGPLP"), a subsidiary of GGP, was contributed to TRCLP and that additional TRS became a qualified REIT subsidiary of that private REIT ("the Private REIT/TRS Restructuring"). This Private REIT/TRS Restructuring resulted in approximately a $328.4 million decrease in our net deferred tax liabilities, an approximate $7.4 million increase in our current taxes payable and an approximate $321.0 million income tax benefit related to the properties now owned by the private REIT. In accordance with the guidance established for mergers involving affiliates under common control, the financial statements of TRCLP have been restated to include the results of the private REIT for all periods presented, similar to a pooling of interests. This restructuring increased total assets by $2.7 billion, total liabilities by $2.1 billion and total partners' capital by $0.6 billion as of December 31, 2006. As a result of the restatement, net income was increased by $76.6 million for the year ended December 31, 2006.

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

The accompanying consolidated financial statements include the accounts of TRCLP, our subsidiaries and joint ventures in which we have a controlling interest. For consolidated joint ventures, the non-controlling partner's share of operations (generally computed as the joint venture partner's ownership percentage) is included in Minority Interest. All significant intercompany balances and transactions have been eliminated.

PROPERTIES

Real estate assets acquired are stated at cost less any provisions for impairments. Construction and improvement costs incurred in connection with the development of new properties or the redevelopment of existing properties are capitalized to the extent the total carrying value of the property does not exceed the estimated fair value of the completed property. Real estate taxes and interest costs incurred during construction periods are capitalized. Capitalized interest costs are based on qualified expenditures and interest rates in place during the construction period. Capitalized real estate taxes and interest costs are amortized over lives which are consistent with the constructed assets.

Pre-development costs, which generally include legal and professional fees and other directly related third-party costs are capitalized as part of the property being developed. In the event a development is no longer deemed to be probable, the costs previously capitalized are expensed.

Tenant improvements, either paid directly or in the form of construction allowances paid to tenants, are capitalized and depreciated over the average lease term. Maintenance and repairs are charged to expense when incurred. Expenditures for significant betterments and improvements are capitalized.

Depreciation or amortization expense is computed using the straight-line method based upon the following estimated useful lives:

                                                                          YEARS
                                                                          -----
Buildings and improvements                                                40-45
Equipment, tenant improvements and fixtures                               5-10

IMPAIRMENT

Operating properties and properties under development

Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-lived Assets, ("SFAS 144") requires that if impairment indicators exist and the undiscounted cash flows expected to be generated by an asset are less than its carrying amount, an impairment charge should be recorded to write down the carrying amount of such asset to its fair value. We review our real estate assets, including investment land, land held for development and sale and developments in progress, for potential impairment indicators whenever events or changes in circumstances indicate that the carrying value may not be recoverable. The cash flow estimates used both for estimating value and the recoverability analysis are inherently judgmental and reflect current and projected trends in rental, occupancy and capitalization rates, and our estimated holding periods for the applicable assets. Impairment indicators for our retail and other segment are assessed separately for each property and include, but are not limited to, significant decreases in real estate property net operating income and occupancy percentages. Impairment indicators for our Master Planned Communities segment are assessed separately for each community and include, but are not limited to, significant decreases in sales pace or average selling prices, significant increases in expected land development and construction costs or cancellation rates, and projected losses on expected future sales. Impairment indicators for pre-development costs, which are typically costs incurred during the beginning stages of a potential development, and developments in progress are assessed by project and include, but are not limited to, significant changes in projected completion dates, revenues or cash flows, development costs, market factors and sustainability of development projects. If an indicator of potential impairment exists, the asset is tested for recoverability by comparing its carrying value to the estimated future undiscounted cash flow. Although the estimated fair value of certain assets may be exceeded by the carrying amount, a real estate asset is only considered to be impaired when its carrying value cannot be recovered through estimated future undiscounted cash flows. To the extent an impairment has occurred, the excess of the carrying value of the asset over its estimated fair value is expensed to operations. Certain of our properties had fair values less than their carrying amounts. However, based on our plans with respect to those properties, we believe that the carrying amounts are recoverable and therefore, under applicable GAAP guidance, no impairments were taken.

We recorded an impairment charge of $127.6 million in 2007 related to our Columbia and Fairwood properties in our master planned communities segment.

We recorded impairment charges of $5.4 million throughout 2008 related to the write down of various pre-development costs that were determined to be non-recoverable due to the related projects being terminated. We recorded similar impairment charges for pre-development projects in the amount of $0.9 million in 2007 and $1.1 million in 2006

All of these impairment charges are included in provisions for impairment in our consolidated financial statements.

No other impairments of our investment in real estate were recorded in 2008 or 2007.

Investment in Unconsolidated Real Estate Affiliates

Per Accounting Principles Board ("APB") Opinion No. 18, The Equity Method of Accounting for Investments in Common Stock, a series of operating losses of an investee or other factors may indicate that a decrease in value of our investment in the Unconsolidated Real Estate Affiliates has occurred which is other-than-temporary. The investment in each of the Unconsolidated Real Estate Affiliates is evaluated periodically and as deemed necessary for recoverability and valuation declines that are other than temporary. Accordingly, in addition to the property-specific impairment analysis that we perform on the investment properties owned by such joint ventures (as part of our operating properties and properties under development impairment process described above), we also consider the ownership and distribution preferences and limitations and rights to sell and repurchase of our ownership interests. No provisions for impairment of our investments in Unconsolidated Real Estate Affiliates were recorded in 2008, 2007 or 2006.

Goodwill

The excess of the cost of an acquired entity over the net of the amounts assigned to assets acquired (including identified intangible assets) and liabilities assumed is recorded as goodwill. Goodwill has been recognized and allocated to specific properties. Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets ("SFAS 142"), requires that goodwill should be tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. Accordingly, we performed the annual test of goodwill as of December 31, 2008. We perform this test by first comparing the estimated fair value of each property with our book value of the property, including, if applicable, its allocated portion of aggregate goodwill. We assess fair value based on estimated cash flow projections that utilize appropriate discount and capitalization rates and available market information. Estimates of future cash flows are based on a number of factors including the historical operating results, known trends, and market/economic conditions. If the book value of a property, including its goodwill, exceeds its estimated fair value, the second step of the goodwill impairment test is performed to measure the amount of impairment loss, if any. In this second step, if the implied fair value of goodwill is less than the book value of goodwill, an impairment charge is recorded. Based on our testing methodology, allocated goodwill of $32.8 million was impaired and we recorded a provision for impairment in the fourth quarter 2008. These impairments were primarily driven by the increases in capitalization rates in the fourth quarter 2008 due to the continued downturn in the real estate market. No other impairments of goodwill were recorded in 2008, 2007 or 2006.

General

Due to the tight credit markets, the recent and continuing decline in our market capitalization and in the fair value of our debt securities, the uncertain economic environment, as well as other uncertainties, we can provide no assurance that material impairment charges with respect to operating properties, Unconsolidated Real Estate Affiliates, construction in progress, property held for development and sale or goodwill will not occur in future periods. Our tests for impairment at December 31, 2008 was based on the most current information, and if the conditions mentioned above deteriorate, or if our plans regarding our assets change, it could result in additional impairment charges in the future. Furthermore, certain of our properties had fair values less than their carrying amounts. However, based on our plans with respect to those properties, we believe that the carrying amounts are recoverable and therefore, under applicable GAAP guidance, no impairments were taken. Accordingly, we will continue to monitor circumstances and events in future periods to determine whether additional impairments are warranted.

ACQUISITIONS OF OPERATING PROPERTIES

Acquisitions of properties are accounted for utilizing the purchase method and, accordingly, the results of operations of acquired properties are included in our results of operations from the respective dates of acquisition. Estimates of future cash flows and other valuation techniques are used to allocate the purchase price of acquired property between land, buildings and improvements, equipment, debt liabilities assumed and identifiable intangible assets and liabilities such as amounts related to in-place at-market tenant leases, acquired above and below-market tenant and ground leases and tenant relationships. Due to existing contacts and relationships with tenants at our currently owned properties and at properties currently managed for others, no significant value has been ascribed to the tenant relationships at the acquired properties. Initial valuations are subject to change until such information is finalized no later than 12 months from the acquisition date.

We adopted SFAS No. 141 (R) Business Combinations ("SFAS 141 (R)") (Note 12) as of January 1, 2009. SFAS 141 (R) will change how business acquisitions are accounted for and will impact the financial statements both on the acquisition date and in subsequent periods. However, given current economic conditions and our liquidity situation, we currently do not expect to make significant acquisitions for the foreseeable future.

INVESTMENTS IN UNCONSOLIDATED REAL ESTATE AFFILIATES

We account for investments in joint ventures where we own a non-controlling joint interest using the equity method. Under the equity method, the cost of our investment is adjusted for our share of the equity in earnings of such Unconsolidated Real Estate Affiliates from the date of acquisition and reduced by distributions received. Generally, the operating agreements with respect to our Unconsolidated Real Estate Affiliates provide that assets, liabilities and funding obligations are shared in accordance with our ownership percentages. Therefore, we generally also share in the profit and losses, cash flows and other matters relating to our Unconsolidated Real Estate Affiliates in accordance with our respective ownership percentages. Differences between the carrying value of our investment in Unconsolidated Real Estate Affiliates and our share of the underlying equity of such Unconsolidated Real Estate Affiliates are amortized over lives ranging from five to forty years.

When cumulative distributions, which are primarily from financing proceeds, exceed our investment in the joint venture, the investment is reported as a liability in our Consolidated Balance Sheets.

For those joint ventures where we own less than approximately 5% interest and have virtually no influence on the joint venture's operating and financial policies, we account for our investments using the cost method.

CASH AND CASH EQUIVALENTS

Highly-liquid investments with maturities at dates of purchase of three months or less are classified as cash equivalents.

RECEIVABLE FROM GENERAL GROWTH PROPERTIES, INC.

The amounts receivable from General Growth Properties, Inc. are primarily non-interest bearing, unsecured, payable on demand, and have been reflected as a component of Partners' Capital.

LEASES

Leases which transfer substantially all the risks and benefits of ownership to tenants are considered finance leases and the present values of the minimum lease payments and the estimated residual values of the leased properties, if any, are accounted for as receivables. Leases which transfer substantially all the risks and benefits of ownership to us are considered capital leases and the present values of the minimum lease payments are accounted for as assets and liabilities.

DEFERRED EXPENSES

Deferred expenses consist principally of financing fees, leasing costs and commissions. Deferred financing fees are amortized to interest expense using the effective interest method (or other methods which approximate the interest method) over the terms of the respective agreements. Deferred leasing costs and commissions are amortized using the straight-line method over periods that approximate the related lease terms. Deferred expenses in our Consolidated Balance Sheets are shown at cost, net of accumulated amortization of $57.8 million as of December 31, 2008 and $33.7 million as of December 31, 2007.

MINORITY INTERESTS

We adopted SFAS No. 160 (Note 12) on January 1, 2009. SFAS 160 will change the accounting and reporting for all or some minority interests, which will be re-characterized as non-controlling interests and classified as a component of equity.

REVENUE RECOGNITION AND RELATED MATTERS

Minimum rent revenues are recognized on a straight-line basis over the terms of the related leases. Minimum rent revenues also include amounts collected from tenants to allow the termination of their leases prior to their scheduled termination dates and accretion related to above and below-market tenant leases on acquired properties. Termination income recognized for the years ended December 31, 2008, 2007, and 2006 was approximately $10.6, $10.9 million, and $13.3 million, respectively. Net accretion related to above- and below-market tenant leases for the years ended December 31, 2008, 2007, and 2006 was approximately $6.7, $7.9 million, and $12.7 million, respectively.

Straight-line rent receivable, which represent the current net cumulative rents recognized prior to when billed and collectible as provided by the terms of the leases, of approximately $88.3 million as of December 31, 2008 and $75.4 million as of December 31, 2007 are included in Accounts and notes receivable, net in our consolidated financial statements.

Percentage rent in lieu of fixed minimum rent received from tenants was approximately $12.2 million for each of the three years ended December 31, 2008, 2007 and 2006, respectively, and is included in Minimum rents in our consolidated financial statements.

We provide an allowance for doubtful accounts against the portion of accounts receivable, including straight-line rents, which is estimated to be uncollectible. Such allowances are reviewed periodically based upon our recovery experience. We also evaluate the probability of collecting future rent which is recognized currently under a straight-line methodology. This analysis considers the long-term nature of our leases, as a certain portion of the straight-line rent currently recognizable will not be billed to the tenant until many years into the future. Our experience relative to unbilled deferred rent receivable is that a certain portion of the amounts recorded as straight-line rental revenue are never collected from (or billed to) tenants due to early lease terminations. For that portion of the otherwise recognizable deferred rent that is not deemed to be probable of collection, no revenue is recognized. Accounts and notes receivable in our Consolidated Balance Sheets are shown net of an allowance for doubtful accounts of $37.9 million as of December 31, 2008 and $52.3 million as of December 31, 2007.

Overage rents are recognized on an accrual basis once tenant sales exceed contractual tenant lease thresholds. Recoveries from tenants are established in the leases or computed based upon a formula related to real estate taxes, insurance and other shopping center operating expenses and are generally recognized as revenues in the period the related costs are incurred.

Revenues from land sales are recognized using the full accrual method provided that various criteria relating to the terms of the transactions and our subsequent involvement with the land sold are met. Revenues relating to transactions that do not meet the established criteria are deferred and recognized when the criteria are met or using the installment or cost recovery methods, as appropriate in the circumstances. For land sale transactions in which we are required to perform additional services and incur significant costs after title has passed, revenues and cost of sales are recognized on a percentage of completion basis.

Cost ratios for land sales are determined as a specified percentage of land sales revenues recognized for each community development project. The cost ratios used are based on actual costs incurred and estimates of future development costs and sales revenues to completion of each project. The ratios are reviewed regularly and revised for changes in sales and cost estimates or development plans. Significant changes in these estimates or development plans, whether due to changes in market conditions or other factors, could result in changes to the cost ratio used for a specific project. The specific identification method is used to determine cost of sales for certain parcels of land, including acquired parcels we do not intend to develop or for which development is complete at the date of acquisition.

INCOME TAXES (NOTE 7)

Deferred income taxes are accounted for using the asset and liability method. Deferred tax assets and liabilities are recognized for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial reporting and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. An increase or decrease in the deferred tax liability that results from a change in circumstances, and which causes a change in our judgment about expected future tax consequences of events, is included in the current tax provision. Deferred income taxes also reflect the impact of operating loss and tax credit carryforwards. A valuation allowance is provided if we believe it is more likely than not that all or some portion of the deferred tax asset will not be realized. An increase or decrease in the valuation allowance that results from a change in circumstances, and which causes a change in our judgment about the realizability of the related deferred tax asset, is included in the current tax provision. At December 31, 2008, we considered our bankruptcy risks and liquidity risks described above in assessing the recoverability of our deferred tax assets.

On January 1, 2007, we adopted Financial Accounting Standards Board Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48"). FIN 48 prescribes a recognition threshold that a tax position is required to meet before recognition in the financial statements and provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition issues. Prior to adoption of FIN 48, we did not treat either interest or penalties related to tax uncertainties as part of income tax expense. With the adoption of FIN 48, we have chosen to change this accounting policy. As a result, we recognize and report interest and penalties, if necessary, within our provision for income tax expense from January 1, 2007 forward.

In many of our Master Planned Communities, gains with respect to sales of land for commercial use, condominiums or apartments are reported for tax purposes on the percentage of completion method. Under the percentage of completion method, gain is recognized for tax purposes as costs are incurred in satisfaction of contractual obligations. In contrast, gains with respect to sales of land for single family residential residences are reported for tax purposes under the completed contract method. Under the completed contract method, gain is recognized for tax purposes when 95% of the costs of our contractual obligations are incurred.

CAPITALIZATION OF DEVELOPMENT AND LEASING COSTS

We capitalize the costs of development and leasing activities of our properties. These costs are incurred both at the property location and at the regional and corporate office levels. The amount of capitalization depends, in part, on the identification and justifiable allocation of certain activities to specific projects and leases. Differences in methodologies of cost identification and documentation, as well as differing assumptions as to the time incurred on projects, can yield significant differences in the amounts capitalized and, as a result, the amount of depreciation recognized.

FAIR VALUE MEASUREMENTS

We adopted SFAS 157 (Note 12) as of January 1, 2008 for our financial assets and liabilities and such adoption did not change our valuation methods for such assets and liabilities. We have determined that additional disclosures under SFAS 157 are not required as of December 31, 2008 as these assets and liabilities are not material to the overall financial position of the Company individually or in the aggregate.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair values of our financial instruments approximate their carrying value in our financial statements except for debt. We estimated the fair value of our debt based on quoted market prices for publicly-traded debt and on the discounted estimated future cash payments to be made for other debt. The discount rates used approximate current lending rates for loans or groups of loans with similar maturities and credit quality, assume the debt is outstanding through maturity and consider the debt's collateral (if applicable). We have utilized market information as available or present value techniques to estimate the amounts required to be disclosed. Since such amounts are estimates are based on limited available market information for similar transactions, there can be no assurance that the disclosed value of any financial instrument could be realized by immediate settlement of the instrument.

The carrying amount and estimated fair value of our debt are summarized as follows (in thousands):

                                 2008                          2007
                      --------------------------    --------------------------
                        CARRYING      ESTIMATED      CARRYING       ESTIMATED
(IN THOUSANDS)           AMOUNT      FAIR VALUE       AMOUNT       FAIR VALUE
                      -----------    -----------    -----------    -----------
Fixed-rate debt       $ 8,269,144    $ 7,466,166    $ 9,358,290    $ 9,334,335
Variable-rate debt      1,428,704      1,395,797         97,437         97,470
                      -----------    -----------    -----------    -----------
                      $ 9,697,848    $ 8,861,963    $ 9,455,727    $ 9,431,805
                      ===========    ===========    ===========    ===========

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. For example, significant estimates and assumptions have been made with respect to fair value of assets for measuring impairment of operating properties, development properties, joint ventures and goodwill, useful lives of assets, capitalization of development and leasing costs, provision for income taxes, recoverable amounts of receivables and deferred taxes, initial valuations and related amortization periods of deferred costs and intangibles, particularly with respect to acquisitions, and cost ratios and completion percentages used for land sales. Actual results could differ from these and other estimates.

RECLASSIFICATIONS

Certain amounts in the 2007 and 2006 Consolidated Financial Statements have been reclassified to present provisions for impairments in conformity with the current year presentation.

NOTE 3 ACQUISITIONS AND INTANGIBLES

The following table summarizes our intangible assets and liabilities (in thousands):

                                                         Accumulated
                                          Gross Asset   (Amortization)/   Net Carrying
                                          (Liability)     Accretion          Amount
                                          -----------   ---------------   ------------
DECEMBER 31, 2008
Tenant leases:
   In-place value                         $  490,454     $ (319,610)      $ 170,844
   Above-market                               77,877        (56,342)         21,535
   Below-market                             (124,718)        84,913         (39,805)
Ground leases:
   Above-market                              (16,968)         1,951         (15,017)
   Below-market                              270,074        (23,888)        246,186
Real estate tax stabilization agreement       91,879        (16,349)         75,530

DECEMBER 31, 2007
Tenant leases:
   In-place value                         $  529,964     $ (304,777)      $ 225,187
   Above-market                              103,478        (67,849)         35,629
   Below-market                             (160,302)       100,421         (59,881)
Ground leases:
   Above-market                              (16,968)         1,479         (15,489)
   Below-market                              291,907        (19,468)        272,439
Real estate tax stabilization agreement       91,879        (12,425)         79,454

The gross asset balances of the in-place value of tenant leases are included in Buildings and equipment in our Consolidated Balance Sheets. The above-market and below-market tenant and ground leases, as well as the real estate tax stabilization agreement intangible asset, are included in Prepaid expenses and other assets and Accounts payable and accrued expenses as detailed in Note 10.

Amortization/accretion of these intangible assets and liabilities and similar assets and liabilities from our unconsolidated real estate affiliates, at our share, decreased income (excluding the impact of provision for income taxes) by $66.8 million in 2008, $73.6 million in 2007, and $145.5 million in 2006.

Future amortization, including our share of such amounts from unconsolidated real estate affiliates, is estimated to decrease income (excluding the impact of provision for income taxes) by approximately $56.6 million in 2009, $47.5 million in 2010, $35.9 million in 2011, $28.0 million in 2012 and $21.2 million in 2013.

NOTE 4 DISCONTINUED OPERATIONS AND GAINS (LOSSES) ON DISPOSITIONS OF INTERESTS IN OPERATING PROPERTIES

We sell interests in retail centers that are not consistent with our long-term business strategies or not meeting our investment criteria and office and other properties that are not located in our master-planned communities or not part of urban mixed-use properties. We may also dispose of properties for other reasons.

On April 4, 2008, we sold one office building totaling approximately 16,600 square feet located in Las Vegas for a total sales price of approximately $3.3 million, resulting in total gain of $2.5 million.

On April 23, 2008, we sold two office buildings totaling approximately 390,000 square feet located in Maryland for a sales price of approximately $94.7 million (including debt assumed of approximately $84 million), resulting in total gains of $34.5 million.

On August 21, 2008, we sold an office park consisting of three office buildings totaling approximately 73,500 square feet located in Maryland for a total sales price of approximately $4.7 million, resulting in total gains of $1.0 million.

On September 29, 2008, we sold an office park consisting of five office buildings totaling approximately 306,400 square feet located in Maryland for a total sales price of approximately $42.3 million, resulting in total gains of $17.0 million.

All of the 2008 dispositions are included in Discontinued operations in our consolidated financial statements. For Federal income tax purposes, the two office buildings and one of the office parks located in Maryland were used as relinquished property in a like-kind exchange involving the acquisition of The Shoppes at The Palazzo.

We evaluated the operations of these properties pursuant to the requirements of SFAS No. 144 and concluded that the operations of these office buildings that were sold did not materially impact the prior period results and therefore have not reported any prior operations of these properties as discontinued operations in the accompanying consolidated financial statements.

Effective January 1, 2007, RPMI (Note 1) was merged into GGMI, a taxable REIT subsidiary (a "TRS") of GGPLP. The operations of RPMI consist mainly of managing unconsolidated real estate affiliates. The fees charged to Unconsolidated Properties of approximately $15.0 million in 2006 are included in discontinued operations.

Effective October 27, 2006, we distributed our ownership interest in Augusta Mall, LLC to GGP.

The operating results of RPMI and the properties included in discontinued operations are summarized as follows (in thousands):

                                                  Year ended December 31,
                                                           2006
                                                  -----------------------
Revenues                                          $                21,571
Operating expenses, exclusive of depreciation,
   amortization and impairments                                   (16,023)
Interest expense, net                                              (9,556)
Depreciation and amortization                                      (1,522)
Gains (losses) on dispositions of operating
   properties, net                                                 (1,003)
Income tax benefit, primarily deferred                              5,014
Income allocated to minority interests                                 14
Equity in income of unconsolidated affiliates                         281
                                                  -----------------------
     Discontinued operations                      $                (1,224)
                                                  =======================

NOTE 5   UNCONSOLIDATED REAL ESTATE AFFILIATES

The Unconsolidated Real Estate Affiliates include our non-controlling investments in real estate joint ventures. Generally, we share in the profits and losses, cash flows and other matters relating to our investments in Unconsolidated Real Estate Affiliates in accordance with our respective ownership percentages. We manage most of the properties owned by these joint ventures. We account for these joint ventures using the equity method because we have joint interest and control of these ventures with our venture partners and they have substantive participating rights in such ventures.

At December 31, 2008, these ventures were primarily partnerships and corporations which own retail centers (most of which we manage) and a venture developing the master planned community known as The Woodlands, near

Houston, Texas. We own a 52.5% economic interest in certain entities (which we refer to as the "Woodlands Entities") that own The Woodlands. Other assets owned by the Woodlands Entities included approximately 2,900 acres of land, a resort conference center, a golf course complex, interests in office buildings and other assets.

The private REIT that was contributed to TRCLP in the Private REIT/TRS Restructuring (Note 1) owns a 9.3% interest in General Growth Properties Limited Partnership Limited Liability Company ("GGPLP, LLC") and some smaller interests in five other properties still controlled by GGPLP. In accordance with the guidance established for mergers involving affiliates under common control, the financial statements of TRCLP have been restated to include the equity ownership interest of the private REIT for all periods presented similar to a pooling of interests. As a result of the restatement, equity in income of unconsolidated affiliates was increased by $11.4 million for the year ended December 31, 2006.

As a result of the ongoing operations of the ventures, cumulative distributions, primarily from financing proceeds, from certain of these ventures exceed our investments in them. This balance aggregated $25.0 million and $25.6 million at December 31, 2008 and 2007, respectively and is included as a liability in our Consolidated Balance Sheets.

Generally, we anticipate that the 2009 operations of our joint venture properties will support the operational cash needs of the properties, including debt service payments. However, based on the liquidity concerns (Note 1) of the GGP and TRCLP, there can be no assurance that we will have the ability to fully fund the capital requirements of all of our joint ventures if the needs arise.

The significant accounting policies used by the Unconsolidated Real Estate Affiliates are the same as ours.

CONDENSED COMBINED FINANCIAL INFORMATION OF UNCONSOLIDATED REAL ESTATE
AFFILIATES

Following is summarized financial information for our Unconsolidated Real Estate Affiliates as of December 31, 2008 and 2007 and for the years ended December 31, 2008, 2007, and 2006. Certain 2006 amounts have been reclassified to conform to the 2007 presentation (in thousands).

                                                                                          DECEMBER 31,    DECEMBER 31,
                                                                                             2008            2007
(IN THOUSANDS)                                                                            ------------    ------------
CONDENSED COMBINED BALANCE SHEETS - UNCONSOLIDATED REAL ESTATE AFFILIATES
Assets:
   Land                                                                                   $  1,681,598    $  1,678,477
   Buildings and equipment                                                                  10,348,181       9,807,090
   Less accumulated depreciation                                                            (2,404,562)     (2,120,466)
   Developments in progress                                                                    656,378         612,380
                                                                                          ------------    ------------
     Net property and equipment                                                             10,281,595       9,977,481
   Investment land and land held for sale and development                                      282,636         287,962
                                                                                          ------------    ------------
     Net investment in real estate                                                          10,564,231      10,265,443
   Cash and cash equivalents                                                                   104,417         119,405
   Accounts and notes receivable, net                                                        4,130,507         201,854
   Deferred expenses, net                                                                      143,569         118,368
   Prepaid expenses and other assets                                                           156,656       3,872,972
                                                                                          ------------    ------------
        Total assets                                                                      $ 15,099,380    $ 14,578,042
                                                                                          ============    ============
Liabilities and Owners' Equity:
   Mortgages, notes and loans payable                                                     $  9,927,777    $  9,874,172
   Accounts payable and accrued expenses                                                       514,307         495,965
   Minority interest                                                                            80,994          79,312
   Owners' equity                                                                            4,576,302       4,128,593
                                                                                          ------------    ------------
        Total liabilities and owners' equity                                              $ 15,099,380    $ 14,578,042
                                                                                          ============    ============

INVESTMENT IN AND LOANS TO/FROM UNCONSOLIDATED REAL ESTATE AFFILIATES, NET
Owners' equity                                                                            $  4,576,302    $  4,128,593
Less joint venture partners' equity                                                         (3,846,169)     (3,497,965)
Capital or basis differences and loans                                                         715,147         721,374
                                                                                          ------------    ------------
Investment in and loans to/from
   Unconsolidated Real Estate Affiliates, net                                             $  1,445,280    $  1,352,002
                                                                                          ============    ============

RECONCILIATION - INVESTMENT IN AND LOANS TO/FROM UNCONSOLIDATED REAL ESTATE AFFILIATES
Asset - Investment in and loans to/from
   Unconsolidated Real Estate Affiliates                                                  $  1,470,328    $  1,377,634
Liability - Investment in and loans to/from
   Unconsolidated Real Estate Affiliates                                                       (25,048)        (25,632)
                                                                                          ------------    ------------
Investment in and loans to/from
   Unconsolidated Real Estate Affiliates, net                                             $  1,445,280    $  1,352,002
                                                                                          ============    ============

                                                                     YEARS ENDED DECEMBER 31,
                                                             ------------------------------------------
(IN THOUSANDS)                                                  2008            2007           2006
                                                             ----------     -----------     -----------
CONDENSED COMBINED STATEMENTS OF INCOME - UNCONSOLIDATED
REAL ESTATE AFFILIATES
Revenues:
   Minimum rents                                            $ 1,051,879     $ 1,047,518     $ 1,006,967
   Tenant recoveries                                            451,238         451,464         428,974
   Overage rents                                                 33,428          44,382          44,029
   Land sales                                                   137,504         161,938         162,790
   Other                                                        123,248         149,750         162,203
                                                             ----------     -----------     -----------
     Total revenues                                           1,797,297       1,855,052       1,804,963
                                                             ----------     -----------     -----------

Expenses:
   Real estate taxes                                            135,442         131,984         128,738
   Repairs and maintenance                                      114,319         111,912         109,121
   Marketing                                                     24,375          32,516          31,433
   Other property operating costs                               285,384         314,203         332,127
   Land sales operations                                         81,833          91,539         103,519
   Provision for doubtful accounts                                9,181           5,792           4,045
   Property management and other costs                           11,444          11,509          10,811
   Depreciation and amortization                                336,486         319,958         320,099
                                                             ----------     -----------     -----------
     Total expenses                                             998,464       1,019,413       1,039,893
                                                             ----------     -----------     -----------
Operating income                                                798,833         835,639         765,070
Interest income                                                   5,172           7,980           6,732
Interest expense                                               (506,059)       (531,040)       (511,909)
Provision for income taxes                                       (2,535)         (6,011)           (408)
Income allocated to minority interest                            (3,432)         (5,480)         (8,204)
                                                             ----------     -----------     -----------
Income from continuing operations                               291,979         301,088         251,281
                                                             ----------     -----------     -----------
Discontinued operations, including gain on dispositions               -         106,016          18,115
                                                             ----------     -----------     -----------
Net income                                                   $  291,979     $   407,104     $   269,396
                                                             ==========     ===========     ===========

EQUITY IN INCOME OF UNCONSOLIDATED REAL ESTATE AFFILIATES
Net income of Unconsolidated Real Estate Affiliates          $  291,979     $   407,104     $   269,396
Joint venture partners' share of income of
   Unconsolidated Real Estate Affiliates                       (215,251)       (276,402)       (200,947)
Amortization of capital or basis differences                    (17,110)        (23,528)        (19,684)
                                                             ----------     -----------     -----------
Equity in income of Unconsolidated Real Estate Affiliates    $   59,618     $   107,174     $    48,765
                                                             ==========     ===========     ===========

NOTE 6 MORTGAGES, NOTES AND LOANS PAYABLE

Mortgages, notes and loans payable are summarized as follows (in thousands):

                                                              December 31,
                                                       -------------------------
                                                          2008          2007
                                                       -----------   -----------
Fixed-rate debt:
   Collateralized mortgages, notes and loans payable   $ 6,025,689   $ 6,822,802
   Corporate and other unsecured term loans              2,243,455     2,535,488
                                                       -----------   -----------
   Total fixed-rate debt                                 8,269,144     9,358,290
                                                       -----------   -----------

Variable-rate debt:
   Collateralized mortgages, notes and loans payable     1,428,704        97,437
                                                       -----------   -----------
   Total variable-rate debt                              1,428,704        97,437
                                                       -----------   -----------

   Total mortgages, notes and loans payable            $ 9,697,848   $ 9,455,727
                                                       ===========   ===========

See Note 11 for the maturities of our long term commitments.

The weighted-average interest rate (including the effects of any swaps and excluding the effects of deferred finance costs) on our mortgages, notes and loans payable was 5.8% at December 31, 2008 and 5.6% at December 31, 2007. Our mortgages, notes and loans payable have various maturities through 2033. The weighted-average remaining term of our mortgages, notes and loans payable was
2.6 years as of December 31, 2008.

As of December 31, 2008, approximately $12.0 billion of land, buildings and equipment and investment land and land held for development and sale (before accumulated depreciation) have been pledged as collateral for our mortgages, notes and loans payable. Certain properties are subject to financial performance covenants, primarily debt service coverage ratios.

The agreements relating to various loans impose limitations on us. The most restrictive of these limit the levels and types of debt we and our affiliates may incur and require us and our affiliates to maintain specified minimum levels of debt service coverage and net worth. The agreements also impose restrictions on sale, lease and certain other transactions, subject to various exclusions and limitations.

As discussed in the liquidity section of Note 1, we have recently been unable to repay or refinance certain debt as it has come due, which may impact our compliance on certain of these loan covenants, and we have entered into forbearance and waiver agreements (described below) with certain of our lenders.

On December 16, 2008, GGP and certain of its subsidiaries, including Fashion Show Mall LLC, entered into forbearance and waiver agreements with the lenders related to the loan agreements dated as of November 28, 2008, as amended, for the $650 million mortgage loan secured by the Fashion Show shopping center and for the $250 million mortgage loan secured by GGP's The Shoppes at The Palazzo shopping center, both located in Las Vegas, Nevada. The mortgage lenders agreed to waive non-payment of the mortgage loans until February 12, 2009. The forbearance agreement expired on February 12, 2009 and as of February 26, 2009 we are in default with respect to these loans, but the lenders have not commenced foreclosure proceeds with respect to these properties.

MULTI PROPERTY MORTGAGE LOANS

In December 2008, certain TRCLP subsidiaries and certain GGP subsidiaries closed on eight separate loans ("Multi Property Mortgage Loans") totaling $896.0 million collateralized by eight properties. Four of the properties are TRCLP properties and the related loans total $259.0 million. The maturity dates of these non-recourse mortgage loans range from five to seven years, with an option by the lender to extend the loans for an additional three years. These fixed-rate mortgage loans bear interest at 7.5% and are amortized over a 30 year period with a balloon payment at maturity. The proceeds from the mortgage loans were used to retire a $58.0 million note issued by TRCLP maturing in December 2008, as well as to refinance approximately $838 million of mortgage indebtedness of GGP and its subsidiaries scheduled to mature in 2009 ($248 million of indebtedness at TRCLP).

SHORT-TERM SECURED LOAN

In October and November 2008, TRCLP and GGP closed on a Short-term Secured Loan of $225.0 million collateralized by 27 properties; 24 of which are TRCLP properties (approximately $111 million). This non-recourse secured loan matured on February 1, 2009. This variable-rate secured loan requires interest only payments until maturity. The proceeds from the secured loan were used to refinance approximately $50 million of mortgage indebtedness maturing in 2008 and 2009 and for other general purposes. This loan is unpaid and in default as of February 26, 2009.

SECURED PORTFOLIO FACILITY

In July 2008, certain TRCLP subsidiaries and certain GGP subsidiaries entered into a loan agreement which provided for a secured term loan of up to $1.75 billion (Secured Portfolio Facility). The option for additional advances expired on December 31, 2008. As of December 31, 2008, GGP and we have received total and final advances of $1.51 billion under such facility that are collateralized by first mortgages on 24 properties, four of which are TRCLP properties (approximately $570 million). The Secured Portfolio Facility has an initial term of three years with two one-year extension options, which are subject to certain conditions. The interest rate payable on advances under the Secured Portfolio Facility will be, at our option, (i) 1.25% plus the higher of (A) the federal funds rate plus 0.5% or (B) the prime rate, or (ii) LIBOR plus 2.25%. The Secured Portfolio Facility requires that the interest rate payable on a portion of the advances under the facility be hedged. As a result of these hedging requirements, GGP we entered into interest rate swap transactions totaling approximately $1.08 billion, which results in a weighted average fixed rate of 5.67% for the first two years of the initial term (without giving effect to the amortization of the fees and costs associated with the Secured Portfolio Facility). Subject to certain conditions, interest under the Secured Portfolio Facility is payable monthly in arrears and no principal payments are due until, in certain circumstances the initial maturity date of July 11, 2011. GGP and certain of its subsidiaries have agreed to provide a repayment guarantee of approximately $875 million at December 31, 2008. During the term of the Secured Portfolio Facility, we are subject to customary affirmative and negative covenants and events of default. The proceeds from advances under the Secured Portfolio Facility have been used to repay debt maturing in 2008 and for other general purposes.

On December 18, 2008, GGP and certain of its subsidiaries, and the administrative agent on behalf of the lenders' parties entered into a forbearance and waiver agreement related to the Secured Portfolio Facility. On January 30, 2009, the forbearance and waiver agreement was amended and restated extending the agreement period to March 15, 2009. Pursuant and subject to the terms of the forbearance agreement, the lenders agreed to waive certain identified events of default under the loan agreement and forbear from exercising certain of the lenders' default related rights and remedies with respect to such identified defaults until March 15, 2009. GGP and its subsidiaries party to the forbearance and waiver agreement did not acknowledge the existence or validity of the identified events of default. The expiration of the forbearance agreements related to the mortgage loans secured by TRCLP's Fashion Show and GGP's The Shoppes at the Palazzo shopping centers on February 12, 2009 permits the lenders to terminate the forbearance agreement related to the Secured Portfolio Facility. However, as of February 26, 2009, we have not received notice of such termination as required by the terms of the forbearance agreement.

LETTERS OF CREDIT AND SURETY BONDS

We had outstanding letters of credit and surety bonds of approximately $119 million as of December 31, 2008. These letters of credit and bonds were issued primarily in connection with insurance requirements, special real estate assessments and construction obligations.

NOTE 7 INCOME TAXES

TRCLP is a limited partnership, which is an entity disregarded for federal income tax purposes and we are not liable for federal income taxes.

However, as a subsidiary of GGP (which operates as a Real Estate Investment Trust ("REIT")), we own and operate several TRS entities that are taxable corporations that are used by REITs generally to engage in nonqualifying REIT activities or perform nonqualifying services, and therefore we are liable for federal and state income taxes with respect to such TRS entities. Such TRS entities principally engage in the development and sale of land for residential, commercial and other uses, primarily in and around Columbia, Maryland; Summerlin, Nevada and

Houston, Texas. The TRS entities also operate and/or own certain retail centers and office and other properties. Except with respect to the TRS entities, management does not believe that we will be liable for significant income taxes at the federal level or in most of the states in which we operate in 2009 and future years. Current federal income taxes of the TRS entities are likely to increase significantly in future years as we exhaust the net loss carryforwards of certain TRS entities and complete certain land development projects. These increases could be significant.

Effective March 31, 2007, through a series of transactions, a private REIT owned by GGPLP was contributed to TRCLP and one of our TRS entities became a qualified REIT subsidiary of that private REIT. This transaction resulted in approximately a $328.4 million decrease in our net deferred tax liabilities, an approximate $7.4 million increase in our current taxes payable and an approximate $321.0 million income tax benefit related to the properties now owned by that private REIT.

The provision for (benefit from) income taxes for the years ended December 31, 2008, 2007, and 2006 are summarized as follows (in thousands):

                                       2008                              2007                               2006
                         ------------------------------   ----------------------------------   ------------------------------
                          Current   Deferred     Total     Current    Deferred       Total     Current    Deferred    Total
                         --------   --------   --------   --------   ----------    ---------   --------   --------   --------
Continuing operations:
   Operating income      $ 13,126   $ 4,4 29   $ 17,555   $ 68,104   $ (375,285)   $(307,181)  $ 29,483   $ 58,485   $ 87,968

Disc ontinued
operations:
   Operating income            --         --         --         --           --           --          2     (5,016)    (5,014)
                         --------   --------   --------   --------   ----------    ---------   --------   --------   --------
                         $ 13,126   $ 4,4 29   $ 17,555   $ 68,104   $ (375,285)   $(307,181)  $ 29,485   $ 53,469   $ 82,954
                         --------   --------   --------   --------   ----------    ---------   --------   --------   --------

Income tax expense attributable to continuing operations is reconciled to the amount computed by applying the federal corporate tax rate as follows (in thousands):

                                                               2008          2007         2006
                                                             ---------    ----------    --------
Tax at statutory rate on income from continuing operations
   before income taxes                                       $  13,661    $   30,812    $ 86,715
Increase in valuations allowance, net                            1,469           160          --
State income taxes, net of federal income tax benefit            1,954         1,224       3,069
Tax at statutory rate on REIT earnings (losses) not
   subject to Federal income taxes                               2,509       (22,449)     24,648
Tax benefit from changes in tax rates, prior period
   adjustments, and other permanent differences                 (2,895)       (4,014)    (26,464)
Tax benefit from Private REIT/TRS Restructuring                    359      (320,956)         --
FIN 48 tax expense, excluding interest                             510         3,185          --
FIN 48 interest, net of federal income tax benefit                 (12)        4,857          --
                                                             ---------    ----------    --------
   Provision for (benefit from) income taxes                 $  17,555    $ (307,181)   $ 87,968
                                                             =========    ==========    ========

Each TRS is a tax paying component for purposes of classifying deferred tax assets and liabilities. Net deferred tax assets (liabilities) are summarized as follows (in thousands):

                                     2008          2007
                                  ----------    ----------
Total deferred tax assets         $   19,282    $   13,013
Valuation allowance                   (2,530)       (1,061)
                                  ----------    ----------
Net deferred tax asset                16,752        11,952

Total deferred tax liabilities      (861,399)     (854,000)
                                  ----------    ----------
Net deferred tax liabilities      $ (844,647)   $ (842,048)
                                  ==========    ==========

Due to the uncertainty of the realization of certain tax carryforwards, we established valuation allowances on those deferred tax assets that we do not reasonably expect to realize.

The tax effects of temporary differences and loss carryforwards included in the net deferred tax assets (liabilities) at December 31, 2008 and 2007 with respect to the TRS's are summarized as follows (in thousands):

                                                                         2008          2007
                                                                      -----------   ----------
Property , primarily differences in depreciation and amortization , the tax basis of land assets and treatment of interest and
   certain other costs                                                $ (834,369)   $ (797,358)
Deferred income                                                         (187,402)     (207,200)
Interest deduction carry forwards                                        142,073       142,103
Operating loss and tax credit carryforwards                               35,051        20,407
                                                                      ----------    ----------
   Total                                                              $ (844,647)   $ (842,048)
                                                                      ==========    ==========

Although we believe our tax returns are correct, the final determination of tax audits and any related litigation could be different than that which was reported on the returns. In the opinion of management, we have made adequate tax provisions for years subject to examination. Generally, we are currently open to audit under the statute of limitations by the Internal Revenue Service for the years ending December 31, 2006 through 2008 and are open to audit by state taxing authorities for years ending December 31, 2005 through 2008. In the fourth quarter of 2008, we effectively settled with the TRS with respect to the audits for the years 2001 through 2005. In February 2009, we were notified that the IRS is opening up the 2007 year for examination for these same TRS's. We are unable to determine when the examinations will be resolved.

On January 1, 2007, we adopted FIN 48 which prescribes a recognition threshold that a tax position is required to meet before recognition in the financial statements and provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition issues.

At January 1, 2007, we had total unrecognized tax benefits of approximately $93.0 million, excluding accrued interest, of which approximately $27.1 million would impact our effective tax rate. The future adoption of SFAS 141 (R) (as defined and described in Note 12) may impact the amounts of total unrecognized tax benefits that would impact our effective tax rate. These unrecognized tax benefits increased our income tax liabilities by $35.6 million, increased goodwill by $28.0 million and cumulatively reduced partners' capital by $7.6 million. As of January 1, 2007, we had accrued interest of approximately $8.5 million related to these unrecognized tax benefits and no penalties. Prior to adoption of FIN 48, we did not treat either interest or penalties related to tax uncertainties as part of income tax expense. With the adoption of FIN 48, we have chosen to change this accounting policy. As a result, we will recognize and report interest and penalties, if necessary, within our provision for income tax expense from January 1, 2007 forward.

During the years ended December 31, 2008 and 2007, we recognized previously unrecognized tax benefits, excluding accrued interest, of $5.9 million and $11.9 million respectively. We recognized potential interest expense (benefit) related to the unrecognized tax benefits of $(0.1) million and $3.6 million for the years ended December 31, 2008 and 2007, respectively. The recognition of the previously unrecognized tax benefits resulted in the reduction of interest expense accrued related to these amounts. At December 31, 2008, we had total unrecognized tax benefits of approximately $78.3 million, excluding accrued interest, of which $2.0 million would impact our effective tax rate.

(IN THOUSANDS)                                         2008        2007
                                                    ---------    ---------
Unrecognized tax benefits, opening balance          $  91,270    $  93,011
Gross increases - tax positions in prior period           576        1,823
Gross increases - tax positions in current period       5,288       10,029
Gross decreases - tax position in prior period         (3,549)           -
Lapse of statute of limitations                       (15,253)     (13,594)
                                                    ---------    ---------
Unrecognized tax benefits, ending balance           $  78,332    $  91,269
                                                    =========    =========

Based on our assessment of the expected outcome of existing examinations or examinations that may commence, or as a result of the expiration of the statute of limitations for specific jurisdictions, it is reasonably possible that the related unrecognized tax benefits, excluding accrued interest, for tax positions taken regarding previously filed tax returns will materially change from those recorded at December 31, 2008. A material change in unrecognized tax benefits could have a material effect on our statements of operations and comprehensive income. As of December 31, 2008 there is approximately $64.1 million of unrecognized tax benefits, excluding accrued interest, which due to the reasons above, could significantly increase or decrease during the next twelve months.

The amounts and expiration dates of operating loss and tax credit carryforwards for tax purposes at the TRS's are as follows:

(IN THOUSANDS)                                Amount     Expiration Dates
                                             ---------   ----------------
Net operating loss carryforwards - Federal   $  78,123      2009-2029
Net operating loss carryforwards - State       105,834      2009-2029
Capital loss carryforward                        9,232        2009
Tax credit carryforwards - Federal AMT             847         n/a

Note 8 Rentals Under Operating Leases

We receive rental income from the leasing of retail and other space under operating leases. The minimum future rentals to be received from tenants under operating leases in effect at our consolidated properties included in continuing operations at December 31, 2007 are summarized as follows (in thousands):

2009         $   686,536
2010             631,342
2011             557,837
2012             465,956
2013             395,400
Subsequent     1,321,794

Minimum future rentals exclude amounts which are payable by certain tenants based upon a percentage of their gross sales or as reimbursement of operating expenses and amortization of above and below-market tenant leases.

We also receive rental income from the leasing of retail and other space under finance leases. Rents under finance leases aggregated $8.3 million in 2008, $8.3 million in 2007, and $8.4 million in 2006.

Minimum rent payments to be received from tenants under finance leases in effect at December 31, 2008 are summarized as follows (in thousands):

2009         $  7,266
2010            7,062
2011            7,062
2012            7,062
2013            7,062
Subsequent     14,151

NOTE 9 TRANSACTIONS WITH AFFILIATES

Effective January 1, 2007, RPMI (Note 1) was merged into GGMI, a taxable REIT subsidiary (a "TRS") of GGPLP. The operations of RPMI consisted mainly of managing unconsolidated real estate affiliates. Management fee revenues primarily represent management and leasing fees, financing fees, and fees for other ancillary services performed for the benefit of certain Unconsolidated Real Estate Affiliates and for properties owned by third parties. The fees charged to Unconsolidated Properties of approximately $15.0 million for year 2006, are included in discontinued operations (Note 4).

GGP directly performs functions such as payroll, benefits, and insurance for TRCLP and related costs for such functions are either charged directly to or allocated, as applicable, to TRCLP.

NOTE 10 OTHER ASSETS AND LIABILITIES

The following table summarizes the significant components of prepaid expenses and other assets as of December 31, 2008 and December 31, 2007 (in thousands):

                                                            2008         2007
                                                          ---------   ---------
Below-market ground leases                                $ 246,186   $ 272,439
Receivables - finance leases and bonds                       97,168      78,853
Restricted cash, including security and escrow deposits      43,426      37,218
Real estate tax stabilization agreement                      75,531      79,454
Special Improvement District receivable                      51,314      58,200
Above-market tenant leases                                   21,535      35,629
Prepaid expenses                                             31,255      36,680
Deferred income tax                                          16,752      11,952
Other                                                        23,422      12,220
                                                          ---------   ---------
                                                          $ 606,589   $ 622,645
                                                          =========   =========

The following table summarizes the significant components of accounts payable and accrued expenses as of December 31, 2008 and December 31, 2007 (in thousands):

                                                             2008        2007
                                                          ---------   ---------
Accounts payable, deposits and accrued expenses           $  82,641   $  90,115
Below-market tenant leases                                   39,805      59,881
Construction payable                                         89,940      72,516
Accrued interest                                             53,876      54,838
FIN 48 liability                                             90,334     103,380
Hughes participation payable                                 73,325      86,008
Accrued real estate taxes                                    24,622      23,859
Accrued payroll and other employee liabilities                6,050       6,206
Deferred gains/income                                        19,392      27,482
Tenant and other deposits                                    10,915      15,307
Insurance reserve                                             3,691       7,320
Above-market ground leases                                   15,017      15,489
FIN 47 liability                                             11,463       3,758
Capital lease obligations                                    13,764      14,315
Other                                                        35,638      42,624
                                                          ---------   ---------
                                                          $ 570,473   $ 623,098
                                                          =========   =========

NOTE 11 COMMITMENTS AND CONTINGENCIES

In the normal course of business, from time to time, we are involved in legal proceedings relating to the ownership and operations of our properties. In management's opinion, the liabilities, if any, that may ultimately result from such legal actions are not expected to have a material adverse effect on our consolidated financial position, results of operations or liquidity.

See Note 7 for our obligations related to FIN 48.

We periodically enter into contingent agreements for the acquisition of properties. Each acquisition is subject to satisfactory completion of due diligence and, in the case of property acquired under development, completion of the project.

We lease land or buildings at certain properties from third parties. The leases generally provide us with a right of first refusal in the event of a proposed sale of the property by the landlord. Rental payments are expensed as incurred and have, to the extent applicable, been straight-lined over the term of the lease. Rental expense, including participation rent and excluding amortization of above and below-market ground leases and straight-line rents, was $9.1 million in 2008, $9.3 million in 2007, and $7.5 million in 2006.

The following table summarizes the contractual maturities of our long-term commitments . Both long-term debt and ground leases include the related purchase accounting fair value adjustments:

                                                                                                     Subsequent/
(In thousands)                      2009           2010       2011           2012          2013       Other (1)       Total
                                 -----------   -----------  ----------   -----------   -----------   -----------   ------------
Long-term debt-principal (2)     $ 2,357,808   $ 2,211,358  $1,536,506   $ 1,414,653   $ 1,518,486   $   659,037   $  9,697,848
Ground lease payments                 12,348        12,261      11,952        12,025        12,103       461,175        521,864

FIN 48 obligations, including
   interest and penalties                  -             -           -             -             -        90,334         90,334
                                 -----------   -----------  ----------   -----------   -----------   -----------   ------------
                                 $ 2,370,156   $ 2,223,619  $1,548,458   $ 1,426,678   $ 1,530,589   $ 1,210,546   $ 10,310,046
                                 ===========   ===========  ==========   ===========   ===========   ===========   ============

(1) The remaining FIN 48 liability for which reas onable es timates about the timing of payments cannot be made is dis clos ed within the Subsequent/Other column.

(2) Excluded the effect of any principal accelerations due to the cros s defaults or other revis ions to our debt agreements due to the conditions

CONTINGENT STOCK AGREEMENT

In connection with the acquisition of The Hughes Corporation ("Hughes") in 1996, we entered into a Contingent Stock Agreement ("CSA") for the benefit of the former Hughes owners or their successors ("beneficiaries"). This acquisition included various assets, including Summerlin (the "CSA Assets"), a development in our Master Planned Communities segment. Under terms of the CSA, additional shares of common stock (or in certain circumstances, Increasing Rate Cumulative Preferred stock) are issuable to the beneficiaries based on certain indemnification obligations and on the appraised values of four defined groups of acquired assets at specified termination dates to 2009 and/or cash flows generated from the development and/or sale of those assets prior to the termination dates ("earnout periods"). Shares of GGP common stock are used to satisfy distribution requirements. The distributions of additional shares, based on cash flows, are determined and payable semiannually as of June 30 and December 31. At December 31, 2008 and 2007, 356,661 and 698,601, respectively, of GGP shares of common stock were issued to the beneficiaries, representing their share of cash flows for the years ended December 31, 2008 and 2007, respectively. For February 2009, GGP was not obligated to issue any of its common stock pursuant to this requirement as the net development and sales cash flows were negative for the applicable period.

The CSA is, in substance, an arrangement under which we and the beneficiaries will share in cash flows from development and/or sale of the defined assets during their respective earnout periods, and GGP will issue additional shares of common stock to the beneficiaries based on the value, if any, of the defined asset groups at specified termination dates. We account for the beneficiaries' shares of earnings from the assets subject to the agreement as an operating expense.

Under the CSA, we are also required to make a final stock distribution to the Beneficiaries in 2010, following a final valuation at the end of 2009. The amount of this distribution will be based on the appraised values, as defined, of the CSA assets at such time and the distribution will be accounted for as additional investments in the related assets (that is, contingent consideration).

We expect that an appraisal, which would be based on the then current market or liquidation value of the CSA assets, would yield a lower value than the current estimated value of such assets which is based on management's financial models which project cash flows over a sales period extending to 2031 and a discount rate of 14%. Pursuant to the CSA and based on the current market price of our common stock, the final distribution would result in the Beneficiaries holding substantially all of GGP's common stock. Such issuance of GGP common stock would result in a change in control of the Company which would cause a default or an acceleration of the maturity date under certain of GGP and our debt obligations.

OAKWOOD CENTER AND RIVERWALK MARKETPLACE DAMAGES

Riverwalk Marketplace, located near the convention center in downtown New Orleans, Louisiana and our Oakwood Center retail property, located in Gretna, Louisiana, incurred hurricane and/or vandalism damage in September 2005. After repairs, Riverwalk Marketplace reopened in November 2005. During 2007, we reached a final settlement with our insurance carrier with respect to Riverwalk Marketplace in the cumulative amount of $17.5 million, all of which was reflected as recovery of minimum rents, operating costs and repairs and provisions for doubtful accounts. After extensive repair and replacements, Oakwood Center re-opened in October 2007. We have maintained multiple layers of comprehensive insurance coverage for the property damage and business interruption costs that were incurred and, therefore, recorded insurance recovery receivables for both such coverages. During 2007, we reached final settlements with all of the insurance carriers for our first two layers of insurance coverage for Oakwood Center pursuant to which we received a cumulative total of approximately $50 million. As of December 31, 2007, all of the insurance recovery proceeds from the insurance carriers with respect to such first two layers of coverage had been applied against the initial estimated Oakwood Center property damage with the remainder recorded as recovery of operating costs and repairs, minimum rents and provision for doubtful accounts. All of the previously recorded insurance recovery receivables were collected as of December 31, 2007. In 2008, we reached final settlements with the remaining insurance carriers in the third and final layer of insurance coverage pursuant to which we received an additional $38 million of insurance proceeds, of which approximately $12 million was considered business interruption revenue or recovery of previously incurred expenses and approximately $26 million was considered recovery of property damage costs.

NOTE 12 RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In April 2008, the FASB issued FASB Staff Position No. 142-3, "Determining the Useful Life of Intangible Assets" ("FSP 142-3"). FSP 142-3 was designed to improve the consistency between the useful life of a recognized intangible asset under SFAS No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"), and the period of expected cash flows used to measure the fair value of the asset under SFAS No. 141 (revised 2007), "Business Combinations", and other guidance under GAAP. FSP 142-3 is effective for us on January 1, 2009. Early adoption is prohibited. While we are continuing to evaluate the impact of this new standard on our consolidated financial statements, we currently do not believe such impact will be significant.

In March 2008, the FASB issued SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities" ("SFAS 161"), which amends SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133") by requiring expanded disclosures about an entity's derivative instruments and hedging activities, but does not change SFAS 133's scope or accounting. SFAS 161 is effective for us on January 1, 2009. While we are continuing to evaluate the impact of this new standard on our consolidated financial statements, we currently do not believe such impact will be significant.

In December 2007, the FASB issued SFAS No. 141 (R), "Business Combinations" ("SFAS 141 (R)"), and SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements" ("SFAS 160"). SFAS 141 (R) will change how business acquisitions are accounted for and will impact the financial statements both on the acquisition date and in subsequent periods. SFAS 160 will change the accounting and reporting for certain minority interests, which will be re-characterized as non-controlling interests and classified as a component of equity. SFAS 141 (R) and SFAS 160 are effective for periods beginning on or after December 15, 2008, except that the accounting for transactions entered into prior to the effective date shall not be modified. Early adoption is not permitted. Due to the expectation that few acquisitions will be made by the Company in the foreseeable future, the impact of the adoption of SFAS

141(R) is not expected to be significant. The adoption of SFAS 160 is expected to result in the reclassification of minority interest to a component of equity, specifically, non-controlling interest.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("SFAS 159") which provides companies with an option to report selected financial assets and liabilities at fair value. Management has elected not to apply the fair value option to its existing financial assets and liabilities on its effective date, January 1, 2008.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS 157") which provides enhanced guidance for using fair value to measure assets and liabilities. SFAS 157 also requires expanded disclosures about the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurements on earnings. The standard applies whenever other standards require (or permit) assets or liabilities to be measured at fair value. The standard does not expand the use of fair value in any new circumstances. SFAS 157 was effective for our financial assets and liabilities on January 1, 2008 (Note 2). SFAS 157 will apply to our non-financial assets and liabilities, including assets measured at fair value due to impairments, on January 1, 2009. We do not expect the application of SFAS 157 to have a material impact to our non-financial assets and liabilities.